Proxy

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS (the "Meeting") OF STORM CAT ENERGY CORPORATION (the "Company")

TO BE HELD AT THE OFFICES OF BULL, HOUSSER & TUPPER, 30TH FLOOR, 1055 WEST GEORGIA STREET, VANCOUVER, BC, ON THURSDAY, OCTOBER 20, 2005 AT 10:00 AM

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Craig Steinke, Chairman and Director of the Company, or failing this person, Chris Dyakowski, Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To appoint auditors	________	________
2.	To approve, by ordinary resolution, the issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making issuable 46,877,412 Common shares, as more particularly set out in the Company's Information Circular dated September 21, 2005 (the "Circular");	________	________
3.	To consider and, if deemed appropriate, approve an amendment to the Amended & Restated Share Option Plan, as more particularly set out in the Circular; and.	________	________
4.	To transact such other business as may properly come before the Meeting.		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ________________________________

Please Print Name: ________________________________

Date: ________________________________

Number of Shares Represented by Proxy: ________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

KRF/1337718

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, his/her Instrument of Proxy.

To be represented at the Meeting, voting instructions ***must be DEPOSITED*** *at the office of Pacific Corporate Trust Company no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.*

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.pctc.com/webvote.htm